Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Brunswick Corporation for the registration of debt securities, common stock, preferred stock, depository shares, stock purchase contracts, stock purchase units, warrants and hybrid securities combining elements of the foregoing and to the incorporation by reference therein our report dated February 14, 2014, except for Note 2, as to which the date is February 20, 2015, with respect to the consolidated financial statements and schedule of Brunswick Corporation for the year ended December 31, 2013, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

September 6, 2016